# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CROWN PROPTECH ACQUISITIONS, CIK 0001827899
CUSIP: G25741102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 40 West 57th Street, 29th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 05/09/2025
Filed by CIK 0001960722
Persons authorized to receive notices and communications: Michael Minnick, CIIG Management III LLC, 40 West 57th Street, 29th Floor, New York, New York (NY), 10019, (212) 796-4796

## Reporting persons
- CIIG Management III LLC (CIK 0001960722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,662,000; shared voting power 0; sole dispositive power 5,662,000; shared dispositive power 0; aggregate amount beneficially owned 5,662,000 (76.6% of the class)
  Comment: (1) Represents 5,662,000 Class B Ordinary Shares of the Issuer, par value $0.0001 (the "Class B Ordinary Shares") that will automatically convert into Class A Ordinary Shares of the Issuer, par value $0.0001 (the "Class A Ordinary Shares", and together with the Class B Ordinary Shares, the "Ordinary Shares") on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer's initial business combination, subject to adjustment as described under the heading "Description of Securities" in the Issuer's final prospectus filed under Rule 424(b)(4) (File No. 333-252307) with the Securities and Exchange Commission on February 10, 2021 (the "IPO Prospectus").
  
  (2) Excludes 250,667 Class A Ordinary Shares issuable upon the exercise of 250,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities -- Warrants" in the Issuer's IPO Prospectus.
  
  (3) Based on an aggregate of 7,391,806 Ordinary Shares, outstanding as of May 9, 2025, comprised of 491,806 Class A Ordinary Shares, and 6,900,000 Class B Ordinary Shares as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 9, 2025 (the "Issuer's Extension Proxy 8-K").
- Michael Minnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,662,000; sole dispositive power 0; shared dispositive power 5,662,000; aggregate amount beneficially owned 5,662,000 (76.6% of the class)
  Comment: (1) Represents 5,662,000 Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer's initial business combination, subject to adjustment as described in the IPO Prospectus.
  
  (2) Excludes 250,667 Class A Ordinary Shares issuable upon the exercise of 250,667 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities -- Warrants" in the Issuer's IPO Prospectus.
  
  (3) Based on an aggregate of 7,391,806 Ordinary Shares, outstanding as of May 9, 2025, comprised of 491,806 Class A Ordinary Shares, and 6,900,000 Class B Ordinary Shares as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 9, 2025 (the "Issuer's Extension Proxy 8-K").

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: CROWN PROPTECH ACQUISITIONS
Address of issuer's principal executive offices: 40 West 57th Street, 29th Floor, New York, New York (NY), 10019
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed jointly by CIIG Management III LLC, a Delaware limited liability company ("CIIG Mgmt III") and Michael Minnick (together, the "Reporting Persons") with the SEC on January 27, 2023, as amended by Amendment No. 3 to Schedule 13D on August 12, 2024 ("Amendment No. 3) and by Amendment No. 2 to Schedule 13D on February 12, 2023 ("Amendment No. 2) and by Amendment No. 1 to Schedule 13D on February 10, 2023 (collectively, the "Original Schedule 13D"). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 4. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Ordinary Shares that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 491,806 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares issued and outstanding as reported in the Issuer's Current Report on Form 8-K filed with the SEC on May 9, 2025. Based on the foregoing, the Reporting Persons may be deemed to beneficially own 76.6% of the Issuer's Ordinary Shares in the aggregate.

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares reported on the cover pages to this Schedule 13D for each such Reporting Person. See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Ordinary Shares and the percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby supplemented to incorporate the following at the end thereof:

2025 Non-Redemption Agreements

In connection with the Extraordinary General Meeting of shareholders called by the Issuer on May 9, 2025 (the "May 2025 Extraordinary General Meeting") to approve an extension of time for the Issuer to consummate an initial business combination, the Issuer and CIIG Mgmt III entered into certain non-redemption agreements and assignments of economic interests (the "August Non-Redemption Agreements") with the Investors.

The May Non-Redemption Agreements provide for the assignment of economic interest of Class B Ordinary Shares held by CIIG Mgmt III to the Investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the May 2025 Extraordinary General Meeting. Pursuant to the May Non-Redemption Agreements, CIIG Mgmt III has agreed to transfer to such Investors an aggregate of 115,287 ordinary shares in connection with the consummation of an initial business combination.

The foregoing description of the May Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of May Non-Redemption Agreement which is filed as Exhibit 1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No.
Name
1. Form of Non-Redemption Agreement and Assignment of Economic Interest (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K, File No. 001-40017, filed with the SEC on May 8, 2025.

## Signatures
- CIIG Management III LLC: /s/ Michael Minnick, Michael Minnick / Managing Member (05/13/2025)
- Michael Minnick: /s/ Michael Minnick, Michael Minnick (05/13/2025)